Exhibit 99.1

Ballard Sells UAV Business to Honeywell

   Companies agree to future collaboration

VANCOUVER, BC, and SOUTHBOROUGH, MA, Oct. 15, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that it has sold the Unmanned Aerial Vehicle (UAV) business assets of its subsidiary located in Southborough, Massachusetts to Honeywell International ("Honeywell"; www.honeywell.com).

All employees of the UAV subsidiary will transition to Honeywell Aerospace. Financial terms have not been disclosed. The companies are also committed to a long-term strategic collaboration to combine Ballard's expertise in fuel cell technology with Honeywell's leadership in aerospace and are working on agreements in respect of this collaboration.

Randy MacEwen, Ballard President and CEO said, "We remain positive on the long-term outlook for fuel cell propulsion systems in the UAV market.  However, we determined to divest this non-core systems business given our strategic focus on the Heavy- and Medium-Duty Motive markets of bus, truck, train and marine, where we expect scaled commercialization and growth through 2030 and beyond. We believe the UAV business will be best positioned within the Honeywell enterprise and look forward to our ongoing collaboration with Honeywell and growing the exciting business opportunities for a range of urban air mobility and broader aerospace applications."

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated market developments and demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com; Amanda Jensen +1.602.245.9033, Amanda.jensen@honeywell.com

CO: Ballard Power Systems Inc.

CNW 09:05e 15-OCT-20